Exhibit 99.1

VIA optronics AG Continues to Drive Growth at its

Nuremberg Headquarters

Employee headcount exceeds 200 with additional growth potential

Nuremberg, Germany: May 24, 2022, VIA optronics AG (NYSE: VIAO) (“VIA” or the “Company”), a leading provider of interactive display systems and solutions, today announced that the growth of its corporate headquarters and production site in Nuremberg, Germany now exceeds 200 employees as the Company makes progress towards finalizing the ongoing production ramp up.

In 2021, VIA added a new production building adjacent to its headquarters and started ramping up mass production in its automotive production line, which the Company expects to reach the planned capacity during the second quarter. The Company has added staff in critical areas such as engineering, quality control, supply chain management and production.

As previously announced, in the initial production phase of its automotive production line, VIA optronics will be able to produce approximately 10,000 display units per month. The initial production phase is dedicated completely to a leading U.S. based luxury electric vehicle (EV) manufacturer. The total capacity at the Nuremberg facility is approximately 60,000 product units per month, depending on the product size and type.

Jürgen Eichner, Chief Executive Officer and Founder of VIA optronics AG, commented, “I am very pleased with our progress as we finalize the ramp up of our new automotive production line at our Nuremberg headquarters. This growth exemplifies our leading brand and position as a strong high-tech employer in the region. We will continue to look for new talent to join our growing team and try to execute on our expansion plans, despite the semiconductor shortage, lockdowns in China and other supply-chain-related challenges. We believe this not only demonstrates our flexibility and diligence but also our innovative capacity as we set our sights on our potential for growth ahead.”

About VIA:

VIA is a leading provider of interactive display solutions for multiple end markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications and demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures, and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras, and other hardware components. VIA’s intellectual property portfolio, process know-how, optical bonding, metal mesh touch sensor and camera module technologies provide enhanced display solutions built to meet the specific needs of its customers.

Further information on the Company can be found in its Annual Report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”), which the Company has filed with the U.S. Securities and Exchange Commission. You can access a PDF version of the Annual Report at VIA’s Investor Relations website,

https://investors.via-optronics.com/investors/financials-and-filings/sec-filings/default.aspx. A hard copy of the audited consolidated financial statements can also be requested free of charge by contacting the investor relations team via the information provided below.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Contact:

Investor Relations for VIA optronics:
Lisa Fortuna
Sam Cohen
Alpha IR Group

VIAO@alpha-ir.com

Phone: +1 312-445-2870

Media:
Alexandra Müller-Plötz
AMueller-Ploetz@via-optronics.com
+49-911-597 575-302